Exhibit 12.1

Demand Media, Inc. and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except the ratio)

	Nine Months Ended December 31,	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2010	2011	2012
Earnings:
Pre-tax income (loss)	$(7,910)	$(19,515)	$(19,700)	$(1,428)	$(14,347)	$(2,317)
Add: Fixed charges	1,660	2,861	2,522	1,535	1,626	808
Earnings as defined	$(6,250)	$(16,654)	$(17,178)	$107	$(12,721)	$(1,509)

Fixed charges:
Interest expense	$1,301	$2,131	$1,759	$688	$619	$310
Estimated interest component of rent expenses:
Property - 20%	345	720	755	828	983	485
Office equipment and other - 18%	14	10	8	19	24	13
Total fixed charges	$1,660	$2,861	$2,522	$1,535	$1,626	$808

Earnings	$(6,250)	$(16,654)	$(17,178)	$107	$(12,721)	$(1,509)
Fixed charges	1,660	2,861	2,522	1,535	1,626	808
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(7,910)	$(19,515)	$(19,700)	$(1,428)	$(14,347)	$(2,317)

Combined fixed charges and preferred stock dividends:
Fixed charges	$1,660	$2,861	$2,522	$1,535	$1,626	$808
Deemed dividends on preference stock	14,059	28,209	30,848	33,251	2,477	—
Total combined fixed charges and preferred stock dividends	$15,719	$31,070	$33,370	$34,786	$4,103	$808

Earnings	$(6,250)	$(16,654)	$(17,178)	$107	$(12,721)	$(1,509)
Combined fixed charges and preferred stock dividends	15,719	31,070	33,370	34,786	4,103	808
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends (1)	$(21,969)	$(47,724)	$(50,548)	$(34,679)	$(16,824)	$(2,317)

 (1) Earnings were insufficient to cover total fixed charges and total combined fixed charges and preferred stock dividends